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As filed with the Securities and Exchange Commission on August 26, 2008
Investment Company Act File No. 811-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT
TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

        The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name:

RMR Real Estate Income Fund
Address of Principal Business Office (No. & Street, City, State Zip Code):

400 Centre Street Newton, Massachusetts 02458
Telephone Number (including area code):
(617) 332-9530
Name and address of agent for service of process:
Adam D. Portnoy, President 400 Centre Street Newton, Massachusetts 02458

Check Appropriate Box:

        Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A:

YES X    NO

 SIGNATURES

        Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Newton, Commonwealth of Massachusetts on the 26th day of August, 2008.

RMR Real Estate Income Fund (Name of Registrant)
By:	/s/ Adam D. Portnoy Adam D. Portnoy President

Attest:	/s/ Jennifer B. Clark Jennifer B. Clark Secretary

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SIGNATURES